UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35346

APTIV IRISH HOLDINGS LIMITED*

(Exact name of registrant as specified in its charter)

5 Hanover Quay

Grand Canal Dock

Dublin, D02 VY79, Ireland353-1-259-7013

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Ordinary Shares, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

*

This Form 15 relates solely to the reporting obligations of Aptiv Irish Holdings Limited (formerly known as Aptiv PLC), a company organized under the laws of Jersey (the “Predecessor Registrant”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Aptiv PLC (formerly known as Aptiv Holdings Limited), a public limited company incorporated under the laws of Jersey (“Aptiv PLC”), as the successor to the Predecessor Registrant pursuant to Rule 12g-3(a) under the Exchange Act. On December 17, 2024, a scheme of arrangement under Jersey law (the “Scheme”) was completed pursuant to which the ordinary shares of the Predecessor Registrant were cancelled and the holders thereof received, on a one-for-one basis, ordinary shares of Aptiv PLC. In connection with the Scheme, the Predecessor Registrant was renamed from “Aptiv PLC” to “Aptiv Irish Holdings Limited.” Following the Scheme, the Predecessor Registrant became a wholly owned subsidiary of Aptiv PLC, and Aptiv PLC became the successor to the Predecessor Registrant pursuant to Rule 12g-3(a) under the Exchange Act. On December 19, 2024, the Predecessor Registrant merged with and into Aptiv Swiss Holdings Limited, a company incorporated under the laws of Jersey and a wholly owned subsidiary of Aptiv PLC, with Aptiv Swiss Holdings Limited surviving the merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Aptiv Swiss Holdings Limited, as successor by merger to Aptiv Irish Holdings Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 30, 2024	By:	/s/ Massimo Fantini
	Name: Title:	Massimo Fantini Director

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.